UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 7)*

RIVER VALLEY BANCORP
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

768475 10 5
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 768475 10 5

1	NAME OF REPORTING PERSON River Valley Bancorp Employee Stock Ownership Plan and Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	147,998
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	147,998
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,998 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES(See Instructions) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON (See Instructions) EP

Item 1.

(a)	River Valley Bancorp

(b)	430 Clifty Drive, Madison, Indiana 47250

Item 2.

(a)	River Valley Bancorp Employee Stock Ownership Plan and Trust

(b)	c/o River Valley Financial Bank, Trustee, 430 Clifty Drive, Madison, Indiana 47250

(c)	Indiana

(d)	River Valley Bancorp Common Stock, without par value

(e)	768475 10 5

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(f)	☒ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

Item 4.	Ownership

(a)	147,998

(b)	9.8%

(c)	(i) 0

(ii) 147,998

(iii) 0

(iv) 147,998

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Pursuant to the River Valley Bancorp Employee Stock Ownership Plan and Trust Agreement, the Administrative Committee which administers the plan has the authority to direct the manner in which dividends and/or proceeds from the sale of securities are distributed.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2012
Date

RIVER VALLEY FINANCIAL BANK, as Trustee for the River Valley Bancorp Employee Stock Ownership Plan and Trust

By:	/s/ John Muessel
John Muessel, Vice President and Trust Officer